NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 18, 2013

and

MANAGEMENT INFORMATION CIRCULAR

May 7, 2013

Veris Gold Corp.
900-688 West Hastings Street
Vancouver, B.C. V6B 1P1 Canada
Tel. : (604) 688-9427
Fax.: (604) 688-9426
E-mail: nicole@verisgold.com
Website: www.verisgold.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Veris Gold Corp. (the "Company") will be held at 8th Floor - 688 West Hastings Street, Vancouver, B.C. V6B 1P1, on Tuesday, June 18, 2013 at 10:00 a.m. (local time) to transact the usual business of an Annual General Meeting (the “Meeting”) and for the following purposes:

1.	To receive the report of the directors.

2.

To receive and consider the audited financial statements of the Company for the fiscal period ended December 31, 2012, including the accompanying notes and the auditor’s report, and the annual Management Discussion and Analysis.

3.	To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting and to authorize the directors to fix the remuneration to be paid to the auditor of the Company.

4.	To determine the number of directors comprising the Board at nine (9).

5.	To elect directors to hold office until the close of the next Annual General Meeting.

6.

To consider, and if thought fit, to approve, with or without amendment, an ordinary resolution approving the Company’s Incentive Stock Option Plan (the “Plan”) whereunder the Company will allocate and reserve up to 10% of its issued common shares from time to time for the purpose of granting options under the Plan.

7.	To approve an ordinary resolution ratifying, confirming and approving the Company’s advance notice policy, the particulars of which are set out in the Management Information Circular.

8.

To consider and, if thought fit, to pass a resolution to sanction, ratify and confirm the enactment of a Shareholder Rights Plan Agreement, the particulars of which are set out in the Management Information Circular.

9.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to June 18, 2013 being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on May 7, 2013 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

The Company has elected to use the notice & access provisions under National Instrument 54-101 and National Instrument 51-102 (“Notice & Access Provisions”) for the Meeting. Notice & Access Provisions are a new set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing the Company to post the Information Circular and any additional materials online. Shareholders will still receive this Notice of Meeting and a form of proxy (or voting instruction form if applicable) and may choose to receive a paper copy of the Information Circular. The Company will use procedures known as “stratification” in relation to the use of Notice & Access Provisions. Stratification occurs when a reporting issuer using the Notice & Access Provisions provides a paper copy of the Information Circular to some shareholders with this Notice of Meeting. For this Meeting, all shareholders holding 5,000 common shares or more in the capital of the Company will receive a paper copy of the Information Circular.

The Information Circular has been prepared to help you make an informed decision on the matters to be voted on at the Meeting. Please review it carefully and in full prior to voting. The Information Circular is available on the Company’s website at www.verisgold.com/s/2013ProxyMaterials.asp, on the website of the Company’s transfer agent, Computershare Investor Services Inc., at www.envisionreports.com/verisgold2013AGM, and under the Company’s profile on SEDAR at www.sedar.com. Any registered shareholder or Canadian NOBO (as defined in the Information Circular) who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact the Company’s transfer agent at 1-866-962-0498 within North America and outside North America at 514-982-8716. To obtain additional information about the Notice & Access Provisions, a shareholder may contact the Company’s transfer agent at the following toll-free number: 1-866-964-0492. To obtain a paper copy of the Information Circular after the date of the Meeting, please contact Nicole Sanches, Investor Relations Manager of the Company, at 1-855-688-9427.

In order to allow reasonable time to receive and review the material prior to the deadline for receiving proxies, a shareholder wishing to receive a paper copy of the Information Circular as described above should make such request by the close of business on Monday, June 3, 2013.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 7th day of May, 2013.

BY ORDER OF THE BOARD

VERIS GOLD CORP.

/s/ Shaun Heinrichs
Shaun Heinrichs, Interim CEO

MANAGEMENT INFORMATION CIRCULAR
As at May 7, 2013
unless otherwise noted
=================================================

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Veris Gold Corp. (the “Company”), at the time and place and for the purposes set forth in the Notice of Meeting.

Note:

The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a)	in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b)	in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER AND REVOCATION OF PROXIES

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the “Registered Shareholder”).

The persons named in the accompanying Form of Proxy are nominees of the Company's management. A Registered Shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:

(a)	STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)	BY COMPLETING ANOTHER PROPER FORM OF PROXY.

In such event, the shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification to the meeting. The completed proxy must be deposited at the office of Computershare Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time fixed for the meeting. The Chair of the Meeting may waive the proxy cutoff without notice.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company, Corporate Trust Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made.

Information Circular	Page 2

IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (“VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. A Non-Registered Holder who receives a VIF cannot use the voting instruction form to vote shares directly at the Meeting. In order for a non-registered shareholder to vote his or her shares at the Meeting, the non-registered shareholder must write his or her name in the space provided on the VIF or using the internet and otherwise follow the instructions on the VIF. Alternatively, the non-registered shareholder can appoint another person (who does not have to be a shareholder) as his or her proxyholder to vote his or her shares at the Meeting by writing the name of such person in the space provided on the voting instruction form or internet and otherwise follow the instructions on the voting instruction form. Your proxy appointment must be received prior to the proxy cut off date.

Information Circular	Page 3

NOTICE & ACCESS

The Notice & Access Provisions of National Instrument 51-102 and National Instrument 54-101 allow reporting issuers, other than investment funds, to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than delivering such materials by mail. The Notice & Access Provisions can be used to deliver materials for both special and general meetings. Issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the information circular at the issuer’s expense.

In order for the Company to utilize the Notice & Access Provisions, the Company must send a notice to shareholders, including non-registered owners, indicating that the proxy-related materials have been posted and explaining how a shareholder can access them online or obtain a paper copy of them from the Company. The required elements of that notice, pursuant to which the Company must provide basic information about the Meeting and the matters to be voted on, explain how a shareholder can obtain a paper copy of the Information Circular and any related financial statements and MD&A, and explain the Notice & Access Provisions process, have been built into the Notice of Meeting. The Notice of Meeting has been delivered to shareholders by the Company, along with the applicable voting document (a form of proxy in the case of registered shareholders or a voting instruction form in the case of non-registered owners).

This Information Circular has been posted in full on the Company’s website at www.verisgold.com/s/2013ProxyMaterials.asp, on the website of the Company’s transfer agent, Computershare Investor Services Inc., at www.envisionreports.com/verisgold2013AGM, and under the Company’s SEDAR profile at www.sedar.com.

The Company will rely upon the use of “stratification”, which occurs when a reporting issuer using the Notice & Access Provisions provides a paper copy of the information circular to some shareholders with the notice of meeting as described above. For this Meeting, all shareholders holding 5,000 common shares or more in the capital of the Company will receive a paper copy of the Information Circular from the Company or intermediary.

Any registered shareholder or Canadian NOBO who wishes to receive a paper copy of this Information Circular prior to the date of the Meeting should contact the Company’s transfer agent at 1-866-962-0498 within North America and outside North America at (514) 982-8716 and enter the shareholder’s control number as indicated on the notice or PROXY or VIF. Any Canadian OBO or US beneficial holder who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact following toll-free number: 1-866-964-0492. To obtain a paper copy of the Information Circular after the date of the Meeting, please contact Nicole Sanches, the Company’s Investor Relations Manager, at 1-855-688-9427.

In order to allow reasonable time to receive and review the material prior to the deadline for receiving proxies, a shareholder wishing to receive a paper copy of the Information Circular as described above should make such request by the close of business on Monday, June 3, 2013.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

Information Circular	Page 4

(a)	any director or executive officer of the Company at any time since the commencement of the Company's last completed financial year;

(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The consolidated financial statements of the Company for the fiscal year ended December 31, 2012, including the accompanying notes and the auditor’s report and Management’s Discussion and Analysis will be presented to the shareholders at the Meeting. These documents are available on both SEDAR (www.sedar.com) and the Company’s website (www.verisgold.com).

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint Deloitte LLP, Chartered Accountants, of #2800, 1055 Dunsmuir Street, Vancouver, B.C., V7X 1P4, as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Deloitte LLP was first appointed auditor of the Company in July 2010.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "Common Shares"), of which 107,641,344 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed May 7, 2013 as the record date for the determination of the shareholders entitled to vote at the Annual General Meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns or controls or directs, directly or indirectly voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company, other than as set out below:

Name	No. of Shares	Percentage of Issued and Outstanding
Jean-Edgar de Trentinian	19,064,050 (1)	17.71%
Sprott Asset Management (as Portfolio Manager)	12,907,853(2)(3)	11.99%
Deutsche Bank	11,348,837	10.54%

(1)	18,974,050 of these shares are registered in the name of Orifer s.a., a private company controlled by Mr. de Trentinian, a director of the Company.
(2)	As at April 22, 2013.
(3)	1,919,341 of these shares are registered in the name of Eric Sprott.

DETERMINATION OF NUMBER OF DIRECTORS

The directors are elected at each annual general meeting to hold office until the next annual general meeting or until their successors are duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or a director becomes disqualified to act as a director. The authority to determine the number of directors of the Company rests with the shareholders.

Information Circular	Page 5

The Articles of the Company provide that the number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution whether previous notice thereof has been given or not. Management proposes to determine the number of directors comprising the Board of Directors at nine (9) and the approval of the shareholders is therefore being sought in this regard.

ELECTION OF DIRECTORS

The Board of Directors are nominating nine (9) directors for the ensuing year. The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until a successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the director becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Province and Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(3)	First and Present Position with the Company(1)(2)	Approx. no. of voting securities beneficially owned, or controlled or directed, directly or indirectly(4)
Robert F. Baldock(10)(11) (12) Scion, Switzerland	President and CEO of Monument Mining Limited; June 2005 to date.	Former President and CEO, May 2009 to June 2012; Director since April 17, 2009.	49,478
Llee Chapman Nevada, USA	President of the Company; Consultant from January 2010 to April 2013; Vice President of Newmont Mining from January 2007 to January 2010.	President since April 22, 2013	0
Jean-Edgar de Trentinian Switzerland	President and CEO of Orifer s.a.	Director since August 1, 2009.	19,064,050(5)
Graham C. Dickson(10)(11) British Columbia, Canada	Vice President of Acquisitions and Corporate Development of the Company; President and CEO of NouHgt Technologies.	Vice President Acqui- sitions and Corporate Development since June 2011; Director since April 11, 1997.	299,900(6)
Barry A. Goodfield(7) Arizona, USA	Founding Director of The Goodfield Institute LLC since June 1974; President, The Goodfield Foundation NGO registered in The Hague.	Director since July 6, 2012.	0
Francois Marland Switzerland	Businessman and Executive Officer.	Executive Chairman since July 23, 2012; Director since July 2, 2010.	9,270,000
Gerald B. Ruth(7) (8) (9) (10) (11) (12) Ontario, Canada	CEO of Gersan Capital Corp. and a Director of Eagle Hill Exploration Corp. and Monument Mining Limited; an independent corporate finance consultant since 2003.	Lead Director since July 23, 2012; Director since May 13, 2010.	0

Information Circular	Page 6

Name, Province and Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(3)	First and Present Position with the Company(1)(2)	Approx. no. of voting securities beneficially owned, or controlled or directed, directly or indirectly(4)
Jay W. Schnyder(7) (8) Switzerland	A member of the management committee (Head of Refining) of MKS Finance SA,	Director since May 13, 2010.	0
Simon Solomonidis(8) (11) Switzerland	Independent Consultant since 2008	Director since August 1, 2009.	0

(1)	The term of office of the directors will expire at the Company’s Annual General Meeting in 2013.
(2)	For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.
(3)	Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.
(4)	Securities beneficially owned by directors are based on information furnished to the Company by the nominees.
(5)	18,974,050 shares are held in the name of Orifer s.a., a private company, the sole shareholder of which is Jean-Edgar de Trentinian.
(6)	8,200 of these shares are held in the name of Celec Inc., a non-reporting company controlled by Graham Dickson.
(7)	Member of the Audit Committee
(8)	Member of the Compensation Committee
(9)	Member of the Corporate Governance Committee
(10)	Member of the Special Committee
(11)	Member of the Disclosure Committee (Corporate Disclosure)
(12)	Member of the Audit Sub-Committee (Financial Disclosure)

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, during the 10 years prior to the date of this Information Circular, no directors or executive officers of the Company has been a director or officer of any other company that:

(a)	was the subject of an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Company, no director or executive officer or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including Veris Gold Corp.) that:

(a)

while that person was acting in the that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

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(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

STATEMENT OF EXECUTIVE COMPENSATION

“CEO” means an individual who acted as chief executive officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

“closing market price” means the price at which the company’s security was last sold, on the applicable date,

(a)	in the security’s principal marketplace in Canada, or

(b)	if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

“company” includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

 “equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the Handbook;

 “external management company” includes a subsidiary, affiliate or associate of the external management company;

“grant date” means a date determined for financial statement reporting purposes under Section 3870 of the Handbook;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6), for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

“NI 52-107” means National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“replacement grant” means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

“repricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

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“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

The Company has a Compensation Committee of which the current members are Simon Solomonidis, Jay Schnyder and Gerald Ruth. Each member of this committee is an independent director. The function of this committee is to assist the Board of Directors in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. Specifically, this committee has been empowered to evaluate the performance of the President and Chief Executive Officer of the Company and to recommend to the Board of Directors the compensation level of the President and Chief Executive Officer; to review the compensation levels of the executive officers of the Company and to report thereon to the Board of Directors; to conduct such surveys and studies as the committee deems appropriate to determine competitive salary levels; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company; to review management’s administration of these plans to review management’s strategy for succession planning and to consider any other matters which, in the committee’s judgment, should be taken into account in reaching the recommendation to the Board of Directors concerning the compensation levels of the Company’s executive officers.

Report on Executive Compensation

The Compensation Committee meets as required, but at least four times per year. In carrying out its mandate, the Committee assesses on an annual basis the performance of the President and Chief Executive Officer against established objectives. It also reviews performance reports submitted for other executive officers.

Compensation Philosophy and Process

The Compensation Committee reviews the executive total compensation package (base pay, incentive pay, benefits perquisites) annually and makes a recommendation to the Board and evaluates the President and Chief Executive Officer performance and recommends approval of the consolidated appraisal statement to the Board.

Chief Executive Officer Compensation Summary

For the fiscal year ended December 31, 2012 Mr. Baldock, the Company’s Chief Executive Officer until June 27, 2012, was compensated in the amount of $171,375.

Shaun Heinrichs and Randy Reichert, who became the Company’s Co-Chief Execution Officers on June 27, 2012, were each compensated $211,750 for their roles as Co-Chief Executive Officers.

Performance Graph

The following graph compares the cumulative total shareholder return for $100 invested in Common Shares of the Company on April 13, 2005 (the date the Company’s shares commenced trading on the TSX) against the cumulative total shareholder return of $100 invested in the S&P/TSX Composite Index from April 13, 2005 to (a) December 31, 2012 and (b) May 1, 2013.

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Executive Compensation

During the fiscal year ended December 31, 2012, the Company had six Named Executive Officers (for the purposes of applicable securities legislation), namely:

(a)	Shaun Heinrichs, Chief Financial Officer and Co-Chief Executive Officer;
(b)	Randy Reichert, Chief Operating Officer and Co-Chief Executive Officer.
(c)	Graham Dickson, Vice President of Acquisitions and Corporate Development;
(d)	Todd Johnson, Vice President of Exploration; and
(e)	Cameron Paterson, Vice President of Finance; and
(f)	Robert F. Baldock, the Former President and Chief Executive Officer.

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

					Non-Equity Incentive Plan Compensation $
Name and Principal Position	Year	Salary ($)	Share Based Awards ($)	Option Based Awards $	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value ($)	All Other Compen- sation ($)	Total Compensation ($)
Shaun Heinrichs, CFO and Co- CEO (1)	2012 2011 2010	355,303 279,000 200,000	Nil	417,818 311,400 −	19,250	Nil	Nil	1,984 Nil Nil	794,355 590,400 200,000
Graham Dickson, VP Acquisitions and Corporate Development(3)	2012 2011 2010	371,472 490,068 280,000	Nil	93,773 − 1,126,400	22,500	Nil	Nil	5,616 Nil Nil	493,361 490,068 1,406,400

Information Circular	Page 10

					Non-Equity Incentive Plan Compensation $
Name and Principal Position	Year	Salary ($)	Share Based Awards ($)	Option Based Awards $	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value ($)	All Other Compen- sation ($)	Total Compensation ($)
Todd Johnson, VP Exploration(4)	2012 2011 2010	239,625 258,333 146,250	Nil	– 94,950 174,636	8,750	Nil	Nil	Nil	248,375 353,283 320,886
Cameron Paterson, VP Finance (5)	2012	180,504	Nil	125,808	10,000	Nil	Nil	1,780	318,092
Robert Baldock Former President and CEO (6)	2012 2011 2010	171,375 310,216 164,503	Nil	93,773 − 1,126,400	Nil	Nil	Nil	32,601 Nil 44,144	297,749 310,216 1,335,047
Randy Reichert(7) COO(2) and Co- CEO (1)	2012 2011	380,000 205,966	Nil	861,398 622,800	19,250	Nil	Nil	Nil	1,260,648 828,766

(1)	Co-CEO since June 27, 2012
(2)	Appointed Chief Operating Officer June 27, 2011.
(3)	Chief Operating Officer from May 21, 2009 to June 27, 2011 and Vice President of Acquisitions and Corporate Development since June 27, 2011.
(4)	Appointed Vice President Exploration March 29, 2010. Salary shown is in United States dollars.
(5)	VP Finance since July 6, 2012.
(6)	President and Chief Executive Officer until June 27, 2012.
(7)	COO and Co-CEO until May 7, 2013.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2012, for the Named Executive Officers:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Shaun Heinrichs	75,000 150,000 20,000 100,000 75,000	$5.00 $1.50 $16.00 $2.20 $3.00	May 31, 2016 July 26, 2014 March 28, 2013 May 15, 2017 July 6, 2017	N/A 37,500 N/A N/A N/A	– – – – –	N/A N/A N/A N/A N/A
Randy Reichert	150,000 200,000 50,000	$5.00 $2.60 $3.00	May 31, 2016 January 11, 2017 July 6, 2017	N/A N/A N/A	– – –	N/A N/A N/A
Graham Dickson	800,000 400,000	$3.20 $1.50	March 23, 2015 July 26, 2014	N/A 100,000	800,000 300,000	N/A 75,000
Todd Johnson	77,500 225,000 25,000	$1.50 $3.20 $4.50	July 26, 2014 March 23, 2015 September 9, 2016	5,625 N/A N/A	– – –	N/A N/A N/A
Cameron Paterson	20,000 10,000 30,000	$5.00 $3.00 $3,00	May 31, 2016 April 16, 2017 July 6, 2017	N/A N/A N/A	– – –	N/A N/A N/A
Robert Baldock	800,000 400,000	$3.20 $1.50	March 23, 2015 July 26, 2014	N/A 100,000	800,000 300,000	N/A 75,000

Information Circular	Page 11

(1)

The fair value of the options granted in 2012 as determined by the Black-Scholes pricing model was $1.1 million (December 31, 2011 - $1 million) of which the amount that had vested was expensed. The weighted average fair value of these options was $2.38 (December 31, 2011 - $0.36) per option.

(2)	“In-the-money” means the excess of the market value of the common shares of the Company on December 31, 2012 ($1.75) over the base price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2012, for each Named Executive Officer:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert Baldock	93,773	Nil	–
Graham Dickson	93,773	Nil	23,347
Shaun Heinrichs	417,818	Nil	31,786
Todd Johnson	–	Nil	12,106
Cameron Paterson	125,808	Nil	13,835
Randy Reichert	861,398	Nil	31,786

Termination and Change of Control Benefits

The Company has entered into executive employment agreements with each of the Company’s NEO’s. A summary of the terms of each NEO’s agreement covering termination and change of control benefits is set out below.

If Messrs. Heinrichs, Reichert or Dickson, (the “Executive”) is terminated for any reason other than just cause, the Company will pay the Executive 36 month’s salary, plus incentive compensation owned, plus health and insurance benefits, within 20 days of termination; in any such event, the Executive shall be entitled to exercise any stock options outstanding as at the date of termination for a period of 120 days from and including the date of termination. The Company shall be deemed to have terminated the Executive for other than just cause, and the Executive shall be entitled to the compensation set out in this paragraph, if the Company changes a fundamental term of an Executive’s agreement without the consent of the Executive and to the detriment of the Executive, including a material reduction in pay, a demotion or a reduction of the duties of the Executive ("Constructive Dismissal"). Should a Change of Control (as defined below) occur resulting, for any reason, in the Executive's departure from the Company within 180 days of such change of control, the Executive would be entitled to a sump sum severance payment equal to 36 months of his base salary, plus incentive compensation owned, plus health and insurance benefits, within 30 days of the termination.

Mr. Johnson is employed by the Company. However, Mr. Johnson is seconded to Monument Mining Ltd. (“Monument”) and the Company is reimbursed by Monument. At the present time, Mr. Johnson’s time is allocated 50% to Monument and 50% to the Company. If Mr. Johnson is terminated for any reason other than just cause, the Company will pay Mr. Johnson $450,000, on a pro rata basis, plus incentive compensation accrued and owed, plus health and insurance benefits, within 20 days of termination; in addition, in such an event, Mr. Johnson shall be entitled to exercise any stock options outstanding as at the date of termination for a period of 120 days from and including the date of termination. The Company shall be deemed to have terminated Mr. Johnson for other than just cause, and Mr. Johnson will be entitled to the compensation set out above, if the Company changes a fundamental term of Mr. Johnson’s agreement without the consent of Mr. Johnson and to the detriment of Mr. Johnson, including a material reduction in pay, a demotion or a reduction of the duties of Mr. Johnson. Should a Change of Control (as defined below) occur resulting, for any reason, in Mr. Johnson's departure from the Company within 180 days of such change of control, Mr. Johnson would be entitled to a lump sum severance payment equal to $450,000, plus incentive compensation owned, plus health and insurance benefits, within 30 days of the termination, on a pro rata basis.

Information Circular	Page 12

If Mr. Paterson is terminated for any reason other than just cause, the Company will pay Mr. Paterson a lump sum equivalent to 12 month’s salary, plus incentive compensation owned, plus health and insurance benefits, within 20 days of termination; in any such event, Mr. Paterson shall be entitled to exercise any stock options outstanding as at the date of termination for a period of 120 days from and including the date of termination. The Company shall be deemed to have terminated Mr. Paterson for other than just cause, and Mr. Paterson is entitled to the compensation set out above, in the event of Constructive Dismissal. Should a Change of Control (as defined below) occur resulting, for any reason, in Mr. Paterson's departure from the Company within 180 days of such change of control, Mr. Paterson would be entitled to a lump sum severance payment equal to 12 months of his base salary, plus incentive compensation owned, plus health and insurance benefits, within 30 days of the termination.

A “change of control” is deemed to have occurred when:

(a)	a person becomes a “control person” (as that term is defined in the Securities Act, British Columbia) of the Company, other than the current control person; or

(b)	a majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company’s then-incumbent board of directors.

(c)	the Company disposes of greater than 50% of the value of the Company’s assets as reflected in the balance sheet of the most recently published audited financial statements or

(d)	any person or group of persons acquires the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of the Company through:

	(i)	the legal or beneficial ownership of voting securities;

	(ii)	the right to appoint managers, directors or corporate management;

	(iii)	contract;

	(iv)	operating agreement;

	(v)	voting trust;

or otherwise.

In the event of a termination effective December 31, 2012, the total termination payment that would have been received by each of the Named Executive Officers pursuant to the applicable executive employment agreement is set out below:

Graham C. Dickson

Benefits and Payments	Retirement or Voluntary Termination $	Termination without Cause $	Termination with Cause $	Change of Control $	Disability $
Salary	–	1,350,000	–	1,350,000	–
Bonus (Profit Sharing Plan)	–	6,472	–	6,472	–
Benefits	–	60,000	–	60,000	–

Information Circular	Page 13

Shaun Heinrichs

Benefits and Payments	Retirement or Voluntary Termination $	Termination without Cause $	Termination with Cause $	Change of Control $	Disability $
Salary	–	1,155,000	–	1,155,000	–
Bonus (Profit Sharing Plan)	–	12,536	–	12,536	–
Benefits	–	60,000	–	60,000	–

Randy Reichert

Benefits and Payments	Retirement or Voluntary Termination $	Termination without Cause $	Termination with Cause $	Change of Control $	Disability $
Salary	–	1,155,000	–	1,155,000	–
Bonus (Profit Sharing Plan)		12,536		12,536
Benefits		30,000		30,000

Todd Johnson

Benefits and Payments	Retirement or Voluntary Termination $	Termination without Cause $	Termination with Cause $	Change of Control $	Disability $
Salary	–	450,000	–	450,000	–
Bonus (Profit Sharing Plan)	–	3,356	–	3,356	–
Benefits	–	10,000	–	10,000	–

Cameron Paterson

Benefits and Payments	Retirement or Voluntary Termination $	Termination without Cause $	Termination with Cause $	Change of Control $	Disability $
Salary	–	200,000	–	200,000	–
Bonus (Profit Sharing Plan)	–	3,835	–	3,835	–
Benefits	–	20,000	–	20,000	–

In addition, each Named Executive Officer would also be entitled to exercise any stock options outstanding as at the date of the termination without cause or change of control for a period of 120 days from and including such date.

Director Compensation

During the Financial Period, no compensation was paid or is payable by the Company to its directors, other than the Chief Executive Officer (the “Other Directors”), or its subsidiaries, if any, for their services in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or as consultants or experts except as set forth below and as otherwise herein disclosed.

Information Circular	Page 14

The Company does not have any long-term incentive, retirement, pension plan or other arrangement for non-cash compensation to its Directors, except incentive stock options.

Director Compensation Table

The Company’s Other Directors receive $1,000 for each meeting of directors attended, with the Chairman of a meeting receiving $2,000. The Company’s Executive Chairman receives an annual retainer of $80,000, paid quarterly and the Company’s Audit Committee Chairman receives an annual retainer of $20,000, paid quarterly.

The compensation provided to the Company’s Other Directors, for the most recently completed financial year of December 31, 2012 is:

Name	Fees earned ($) (1)	Share- based Awards ($)	Option- based awards ($) (2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation(3) ($)	Total ($)
Pierre Besuchet	22,500	Nil	–	Nil	Nil	Nil	22,500
Jean-Edgar de Trentinian	25,500	Nil	–	Nil	Nil	Nil	25,500
John Greenslade(4)	28,667	Nil	–	Nil	Nil	Nil	28,667
François Marland	54,833	Nil	–	Nil	Nil	Nil	54,833
Barry Goodfield(5)	7,500	Nil	–	Nil	Nil	Nil	7,500
Gerald Ruth	84,083	Nil	–	Nil	Nil	Nil	84,083
Jay Schnyder	33,000	Nil	–	Nil	Nil	Nil	33,000
Simon Solomonidis	19,500	Nil	–	Nil	Nil	Nil	19,500

(1)	Includes all fees awarded, earned, paid or payable in cash for services as a committee member and chair fees.
(2)	The amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan .
(3)	Includes all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly.
(4)	Ceased to be a director April 29, 2012
(5)	Appointed a director July 6, 2012.

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2012, for each Other Director of the Company:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Pierre Besuchet	100,000	$2.60	July 12, 2015	N/A	N/A	Nil
Jean-Edgar de Trentinian	100,000	$1.50	July 26, 2014	25,000	N/A	Nil
Barry Goodfield	100,000	$2.60	July 12, 2015	N/A	N/A	Nil
François Marland	900,000	$3.20	July 12, 2015	N/A	N/A	Nil
Gerald Ruth	100,000	$2.60	July 12, 2015	N/A	N/A	Nil
Jay Schnyder	100,000	$2.60	July 12, 2015	N/A	N/A	Nil
Simon Solomonidis	50,000 50,000	$2.60 $1.50	July 12, 2015 July 26, 2014	N/A 12,500	N/A N/A	Nil Nil

(1)

The fair value of the options issued as determined by the Black-Scholes pricing model was $0.3 million, of which the vested amount was expensed. The weighted average fair value of the options was $2.91 per option.

Information Circular	Page 15

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2012, for each Other Director of the Company:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Pierre Besuchet	Nil	N/A	Nil
Jean-Edgar de Trentinian	Nil	N/A	Nil
Barry Goodfield	100,000	$291,380	Nil
François Marland	75,000	$159,150	Nil
Gerald Ruth	Nil	N/A	Nil
Jay Schnyder	Nil	N/A	Nil
Simon Solomonidis	Nil	N/A	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Rolling 10% Incentive Stock Option Plan (the “Plan”) which was approved by the shareholders on May 13, 2010. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2012.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	6,246,051	$2.99	98,629
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	6,246,051	$2.99	98,629

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) as at the end of the most recently completed financial year, or as of the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

On January 12, 2012 the Company entered into a second forward gold sale agreement with Monument Mining Ltd. (“Monument”) a public company the shares of which trade on the TSX Venture Exchange. The President of Monument is Robert Baldock, a director and the former President of the Company. Graham Dickson, Gerald Ruth and Jean-Edgar de Trentinian, directors of the Company are also directors of Monument. Under the agreement, Monument prepaid US$5,000,000 for the gold and will receive, in lieu of physical gold, an amount of US$6,000,000 on or before June 12, 2012. The terms of this agreement were subsequently changed to require on June 30, 2013 the delivery of 3,830 ounces or, in lieu of physical gold, an amount of US$6,600,000 to be paid.

Information Circular	Page 16

Since the commencement of the Company's last completed financial year, other than as disclosed herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company. The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)	a director or executive officer of a reporting issuer;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

There are no management functions of the Company or any of its subsidiaries which are to any substantial degree performed by a person other than a director or executive officer of the Company or any of its subsidiaries.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

STOCK OPTION PLAN

Summary of General Requirements

The Company has an Incentive Stock Option Plan (the “Plan”) which complies with the rules set forth for such plans by the Toronto Stock Exchange (the “TSX”). The Plan is a “rolling” stock option plan under which options may be granted equal in number to 10% of the issued and outstanding capital of the Company at the time of grant of the stock option. Under the policies of the TSX, stock option plans are required to be approved by the shareholders every three years and submitted to the Exchange for acceptance.

The following is a summary of the material terms of the Plan:

(a)	all options granted under the Plan are non-assignable and non-transferable and can be exercised for up to a period of 10 years;

(b)

an option granted to an optionee who dies while being entitled to exercise an option under the Plan can be exercised by the optionee’s lawful representatives within a period of one year from the date the optionee dies unless the option expires sooner in which case the option must be exercised prior to its expiry date. The Plan provides that, subject to regulatory approvals, the directors may extend this exercise period;

(c)

stock options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

Information Circular	Page 17

(d)

if an optionee ceases to be employed by or to provide services to the Company or ceases to act as a director or officer of the Company or a subsidiary of the Company, except in the event of the death of the optionee, any option held by such optionee immediately terminates and ceases to be exercisable;

(e)

the minimum exercise price of an option granted under the Plan must not be less than the five day volume weighted average trading price for the Company’s Shares as traded on the TSX, for the five trading days before the date that the option is granted. In the event that the common shares are not listed on any stock exchange, then the minimum exercise price will be determined by the directors using their discretion but acting in good faith;

(f)	other than consultants, no optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company. This figure is reduced to 2% for consultants;

(g)

the Plan and options granted thereunder may be amended by the directors without further shareholder approval, provided such amendments are on terms no more favorable to the optionee than those under the original grant;

(h)	the Company will be required to obtain disinterested shareholder approval if:

(i)

the number of options granted to Insiders of the Company, when combined with all other security compensation arrangements of the Company, could exceed 10% of the Company’s outstanding listed shares; and

	(ii)	for any amendment to an option held by an insider.

(i)

pursuant to the policies of the TSX, the Plan can be amended to reflect that the Board may, at any time, without further approval by the shareholders of the Company, amend the Plan or any Option granted under the Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing it may do so to:

	(i)	amend typographical, clerical and grammatical errors;

	(ii)	reflect changes to applicable securities laws;

	(iii)	change the termination provisions of an Option or the Plan which do not entail an extension beyond the original expiry date;

	(iv)	include the addition of a cashless exercise feature, payable in cash or securities;

(v)

ensure that the Options granted under the Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which an option holder to whom an Option has been granted may from time to time be resident or a citizen; and

	(vi)	reduce the exercise price of an Option for an option holder who is not an Insider.

Form of Resolution

The Shareholders will be asked to approve the following resolution at the Meeting:

“RESOLVED as an ordinary resolution that the Company adopt the Stock Option Plan described in the Circular.”

Information Circular	Page 18

Disinterested shareholder approval will be obtained for any amendment to an option held by insiders of the Company at the time of the proposed amendment.

INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING RESOLUTION. THE APPROVAL OF A MAJORITY OF DISINTERESTED SHAREHOLDERS OF THE COMPANY IS THEREFORE SOUGHT.

As a result, at the Meeting, the votes attaching to the 41,591,281 shares held by insiders and their associates will not be counted.

At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve the Plan. The Plan is attached hereto as Schedule A.

Approval of Advance Notice Policy

Background

On January 28, 2013, the board of directors of the Company adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect, a copy of which is attached to this Information Circular as Schedule B. In order for the Advance Notice Policy to remain in effect following termination of the Meeting, the Advance Notice Policy must be ratified, confirmed and approved at the Meeting as set forth more fully below.

Purpose of the Advance Notice Policy

The directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Terms of the Advance Notice Policy

The following information is intended as a brief description of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy, a copy of which is attached as Schedule B. The terms of the Advance Notice Policy are summarized below.

The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a “proposal” made in accordance with the Business Corporations Act (British Columbia) (the “Act”); or (ii) a requisition of the shareholders made in accordance section 167 of the Act.

Among other things, the Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy.

Information Circular	Page 19

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The board of directors of the Company may, in its sole discretion, waive any requirement of the Advance Notice Policy. Amendments are allowed to be made by the Board to adopt such laws, regulations, forms, rules or policies as required or recommended or allowed by securities regulatory agencies or stock exchanges, or as otherwise determined by the Board to meet or exceed industry standards.

Confirmation and Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is approved at the Meeting, the Advance Notice Policy will continue to be effective and in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting. Thereafter, the Advance Notice Policy will be subject to an annual review by the board of directors of the Company, and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

If the Advance Notice Policy is not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

At the Meeting, the shareholders will be asked to approve the following by ordinary resolution (the “Advance Notice Policy Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Company, that:

1.	The Company’s Advance Notice Policy (the “Advance Notice Policy”) as set forth in the Information Circular dated May 7, 2013 be and is hereby ratified, confirmed and approved;

2.

The board of directors of the Company be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.

Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The Company’s board of directors recommends a vote “FOR” the approval of the Advance Notice Policy Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the Advance Notice Policy Resolution.

Information Circular	Page 20

Approval of Shareholder Rights Plan

At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve and ratify a Shareholder Rights Plan Agreement as summarized below under the heading "Summary of Shareholder Rights Plan Agreement".

The Shareholder Rights Plan Agreement provides that it will not be effective unless it is confirmed by a resolution passed at the meeting by a majority of the votes cast. At the meeting, shareholders will be asked to adopt a resolution confirming the Shareholder Rights Plan. The Shareholder Rights Plan was not adopted in response to or in anticipation of any pending or threatened take-over bid. It is not intended to and will not prevent a take-over of the Company.

Purpose of the Shareholder Rights Plan

The Shareholder Rights Plan has the following main objectives:

1.	to provide the Board of Directors time to consider value-enhancing alternatives to a take-over bid and to allow competing bids to emerge;

2.	to ensure that shareholders of the Company are provided equal treatment under a take-over bid; and

3.	to give adequate time for shareholders to properly assess a take-over bid without undue pressure.

It is not intended to deter take-over bids. Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a one-time gain. After the acquisition of effective control, the opportunity for this one-time gain normally does not reoccur. As with most public companies, control of the Company can probably be secured through the ownership of much less than 50% of the shares. Without a shareholder rights plan, it would be possible for a bidder to acquire effective control, over a relatively short period of time, through open market and private purchases, using various techniques permitted under the securities legislation in Canada, without making a bid available to all shareholders. Such acquisition of control would probably be an effective deterrent to other potential offerors. The person acquiring control would probably, over a period of time, be able to consolidate and increase its control without the price for control ever being tested through an open market auction. Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.

A public offer will not necessarily achieve all of the objectives of ensuring the maximum value to shareholders. A take-over bid can be completed in a time period as short as 35 days. This is too short a time period to ensure that the directors can develop other competing alternatives. The Shareholder Rights Plan is intended to provide time to shareholders to properly assess any take-over bid and to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

Summary of the Shareholder Rights Plan

The following is a summary of the terms of the Shareholder Rights Plan.

General

The rights will be issued pursuant to the Shareholder Rights Plan agreement dated and effective December 20, 2012, between the Company and Computershare Trust Company of Canada as the rights agent. The Shareholder Rights Plan is subject to the approval of the Toronto Stock Exchange. Each right will entitle the holder to purchase from the Company one Common Share at the exercise price of C$25 per share, subject to adjustments, at any time after the separation time (defined below). However, if a flip-in event (defined below) occurs, each right will entitle

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the holder to receive, upon payment of the exercise price, Common Shares having a market value equal to two-times the exercise price. The rights are non-exercisable until the separation time.

Trading of Rights

Until the separation time, the rights will be evidenced by the outstanding certificates for Common Shares and the rights will be transferred with, and only with, the Common Shares. As soon as practicable following the separation time, separate certificates evidencing the rights will be mailed to holders of record of Common Shares as of the close of business at the separation time and the separate rights certificates will thereafter evidence the rights.

Separation Time and Acquiring Person

The rights will separate and trade apart from the Common Shares and become exercisable at the separation time. "Separation time" generally means the close of business on the 10th trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or a competing bid, but under certain circumstances can mean the eighth trading day after a person becomes an "acquiring person" by acquiring 20% or more of the voting shares of any class.

Flip-in Event

A "flip-in event" will, in general terms, occur when a person becomes an acquiring person. Upon the occurrence of a flip-in event, each right will entitle the holder to acquire, on payment of the exercise price, that number of Common Shares having a market value equal to two-times the exercise price. However, any rights beneficially owned by an acquiring person or by any direct or indirect transferees of such person, will be void. The term "beneficial ownership" is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trusts and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert. There are several exceptions, including exceptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in a take-over bid.

Permitted Bids

Permitted bids are exempted from the operation of the Shareholder Rights Plan. In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a)	It is made to all holders of voting shares of the Company of a particular class and for all those voting shares.

(b)

No voting shares can be taken up and paid for before the close of business on the “Permitted Bid Expiry Date”, as described below, and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.

(c)	Voting shares may be tendered at any time until the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.

(d)	If the condition described in (b) above is met, there will be a public announcement and the take- over bid will be open for a further period of 10 business days.

The Shareholder Rights Plan contains provisions designed to ensure that, if considered appropriate, the time for tendering to two or more competing permitted bids will occur on the same date.

Information Circular	Page 22

Permitted Bid Expiry Date

The Permitted Bid provisions require that for a Take-Over to be a Permitted Bid it must be left open until the

Permitted Bid Expiry Date. The “Permitted Bid Expiry Date” means 60 days following the date of the Take-Over Bid.

Exchange Option

Under certain circumstances, the board of directors of the Company can, on exercise of a right and payment of the exercise price, issue other securities or assets of the Company in lieu of Common Shares. The board of directors of the Company can also determine to issue in exchange for the rights, but without payment of the exercise price, Common Shares having a value equal to the exercise price or other securities or assets of the Company having the same value.

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event that the Company takes certain actions involving the Company's share capital which would otherwise have a dilutive effect.

Redemption

At any time before the occurrence of a flip-in event, the board of directors may elect to redeem the rights in whole at a redemption price of $0.0001 per right.

Waiver

The board of directors may waive the application of the Shareholder Rights Plan to any flip-in event if it determines that a person became an acquiring person by inadvertence, conditional upon such person having, within 10 days after the determination by the board of directors, reduced its beneficial ownership of shares such that it is no longer an acquiring person. The board of directors may also, until a flip-in event has occurred, waive the application of the Shareholder Rights Plan to any particular flip-in event, but in that event, the board of directors shall be deemed to have waived the application of the Shareholder Rights Plan to any other flip-in event which may arise under any take-over bid then in effect.

Amendments

The board of directors may amend the Shareholder Rights Plan to correct clerical or typographical errors, to maintain the validity of the plan as a result of any changes in any applicable legislation or to increase or decrease the exercise price. Any amendments required to maintain the validity of the Shareholder Rights Plan must be submitted to the shareholders of the Company or, after the separation time, to the holders of the rights for confirmation.

The Board of Directors shall have the exclusive power and authority to administer and, subject to the consent of the Rights Agent, acting reasonably, amend the Shareholder Rights Plan and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of the Shareholder Rights Plan, including, without limitation, the right and power to (a) interpret the provisions of the Shareholder Rights Plan and (b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to terminate or redeem or not to terminate or redeem the Rights or to terminate or amend the Agreement). However, material supplements or amendments to the Shareholder Rights Plan require the prior written consent of the Toronto Stock Exchange. The Shareholder Rights Plan is subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of the Toronto Stock Exchange, such as to

Information Circular	Page 23

the issuance of Voting Shares and the issuance of convertible debt, equity or other securities or other property or assets.

Term

The Shareholder Rights Plan has a term of three years, unless terminated earlier, however it is subject to confirmation at the Meeting.

Shareholder Approval

All members of the Board of Directors have unanimously determined that the Shareholder Rights Plan is in the best interest of the Company. THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE RESOLUTION APPROVING THE SHAREHOLDER RIGHTS PLAN. All proxies received by the Company will be voted in favour of the adoption of the Shareholder Rights Plan, unless a proxy contains express instructions to vote against the Shareholder Rights Plan. Subject to final Toronto Stock Exchange approval, the Shareholder Rights Plan will become effective as of the date of shareholder approval of the Shareholder Rights Plan only if it is approved by greater than 50% of the votes cast by shareholders present in person or represented by proxy at the Meeting. If the Shareholder Rights Plan is not approved at the Meeting, it will not become effective and no Rights will be issued under it.

The text of the resolution approving the Shareholder Rights Plan is set forth below:

“BE IT RESOLVED WITH OR WITHOUT AMENDMENT AS AN ORDINARY RESOLUTION THAT:

1.

The Shareholder Rights Plan Agreement, dated for reference December 20, 2012, between the Company and Computershare Trust Company of Canada, as described in the Information Circular of the Company dated as at May 7, 2013, be and it is hereby approved, ratified and confirmed.

2.

The actions of the directors and officers of the Company in adopting the Shareholder Rights Plan and in executing and delivering the Shareholder Rights Plan Agreement be and the same are hereby approved and authorized.

3.	The Company be authorized to abandon the Shareholder Rights Plan if the Company’s Board of Directors deems it appropriate and in the best interests of the Company to do so.

4.

Any one director or officer of the Company be and is hereby authorized and directed to execute all such documents and to do and perform all other acts and things as such director or officer, in such person’s sole and absolute discretion, deems necessary or desirable to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the preparation and execution of such document or the doing or performance of such act or thing.”

A copy of the Shareholder Rights Plan Agreement will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to June 18, 2013 being the date of the Meeting, and at the Meeting. A copy of the Shareholder Rights Plan may also be obtained by sending a written request to the Company at the Company’s registered office located at 1040- 999 West Hastings Street, Vancouver, B.C. V6C 2W2.

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

Information Circular	Page 24

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices, (“NI 58-101”) the Company is required to disclose, on an annual basis, its approach to corporate governance. The Company’s corporate governance practices comply with the applicable guidelines. A description of the Company’s corporate governance practices is set out in Schedule C to this Information Circular, in the format suggested by NI 58-101F1 Corporate Governance Disclosure.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee of the Board of Directors of the Company operates under a written charter that sets out its responsibilities and composition requirements. See sections of the Company’s Annual Information Form which contains further information about the audit committee as required by Form 52-110F1.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com or the Company’s set site at www.verisgold.com. Financial information concerning the Company is provided in the Company’s consolidated financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2012.

Shareholders wishing to obtain a copy of the Company’s financial statements and Management’s Discussion and Analysis may contact the Company as follows:

VERIS GOLD CORP.
900-688 West Hastings Street
Vancouver, B.C. V6B 1P1 Canada

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of May 8, 2013.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
VERIS GOLD CORP.

/s/ Shaun Heinrichs
Shaun Heinrichs, Interim CEO

Schedule A to the Information Circular of
Veris Gold Corp.

STOCK OPTION PLAN

1.            PURPOSE

1.1.                       The purpose of the Incentive Stock Option Plan (the “Plan”) is to promote the profitability and growth of VERIS GOLD CORP. (the “Company”) by facilitating the efforts of the Company and its subsidiaries to obtain and retain key individuals. The Plan provides an incentive for and encourages ownership of the Company's common shares (“Shares”) by its key individuals so that they may increase their stake in the Company and be incentized by increases in the value of the Company's Shares.

2.            ADMINISTRATION

2.1.                       The Plan will be administered by the Company's Board of Directors (the “Board”) or a committee of the Board (“Committee”). In the event the Plan is administered by a Committee, the Committee shall comprise not fewer than three persons, each of whom must be “independent” within the meaning of National Instrument 52-110, Audit Committees, adopted by the Canadian Securities Administrators. Except as to the composition of the Committee, where used herein, the term “Committee” will also include the Board.

2.2.                       The Committee will be authorized, subject to the provisions of the Plan, to adopt such rules and regulations which it deems consistent with the Plan's provisions and, in its sole discretion, to grant options (“Options”) to purchase Shares of the Company pursuant to the Plan. The Committee may authorize one or more directors, officers or employees of the Company or an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Company or a subsidiary has a contract for substantial services (a “Consultant”) to execute, deliver and receive documents on behalf of the Committee.

3.            ELIGIBILITY

3.1.                       All directors, officers, Consultants and employees of the Company and its subsidiaries will be eligible to receive Options.

3.2.                       Nothing in the Plan or in any Option shall confer any right on any individual to continue in the employ of or in any capacity with the Company or its subsidiaries or will interfere in any way with the right of the Company or subsidiaries to terminate at any time the employment or other capacity of a person who is an optionee (“Optionee”) under an Option.

4.            SHARES SUBJECT TO OPTION

4.1.                       The Shares to be optioned under the Plan will be authorized but unissued common shares without par value of the Company.

4.2.                       Subject to adjustment as provided for herein, the number of Shares available for purchase pursuant to Options granted pursuant to this Plan will not exceed 10% of the number of Shares which are issued and outstanding on the particular date of grant of Options including the existing Shares currently subject to outstanding Options as of the date of this Plan which were granted prior to the implementation of this Plan and which, by the implementation of this Plan, are covered under this Plan.

4.3.                       Any Shares subject to an Option which for any reason is cancelled or terminated without having been exercised, shall again be available for grant under the Plan. No fractional shares shall be issued. Reference should be made to section 23.4 for the manner in which fractional share values will be treated.

Information Circular	Page 2

4.4.                       The Board may, at any time, without further approval by the shareholders of the Company, amend the Plan or any Option granted hereunder in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)	amend typographical, clerical and grammatical errors;

(b)	reflect changes to applicable securities laws;

(c)	change the termination provisions of Options or the Plan which do not entail an extension beyond the original expiry date;

(d)	include the addition of a cashless exercise feature, payable in cash or securities;

(e)

ensure that the Options granted under the Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which a Participant to whom an Option has been granted may from time to time be resident or a citizen; and

(f)	reduce the exercise price of an Option for an Optionee who is not an insider of the Company.

4.5.                       The number of Shares issuable to insiders of the Company, at any time, under all security-based compensation arrangements, cannot exceed 10% of the total issued and outstanding (as to a maximum of 5% with respect to any one individual) Shares; and

4.6.                       The number of Shares issued to insiders, within any one year period, under all security-based compensation arrangements, cannot exceed 10% of the Company’s issued and outstanding Shares. This provision applies to all types of security-based compensation.

5.            GRANTING OF OPTIONS

5.1.                       The Committee may from time to time at its discretion, subject to the provisions of the Plan, determine those eligible individuals to whom Options will be granted, the number of Shares subject to such Options, the dates on which such Options are to be granted and the expiration of such Options.

5.2.                       The Committee may, at its discretion, with respect to any Option, impose additional terms and conditions, including conditions for the vesting of Options, which are more restrictive on the Optionee than those provided for in the Plan.

5.3.                       Each Option will be evidenced by a written agreement between, and executed by, the Company and the individual containing terms and conditions established by the Committee with respect to such Option and will be consistent with the provisions of the Plan.

6.            OPTION PRICE

6.1.                       The price per Share at which Shares may be purchased upon the exercise of an Option (the “Option Price”) will not be lower than the last recorded sale of a board lot of Shares on the Toronto Stock Exchange (the “TSX”) during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the weighted average trading price on the TSX of the Shares for the five trading days immediately preceding the date on which the Option is granted.

7.            TERM OF OPTION

7.1.                       The maximum term of any Option will be 10 years.

7.2.                       The Option Price must be paid in full at the time of exercise of the Option and no Shares will be delivered until full payment is made.

7.3.                       An Optionee will not be deemed the holder of any Shares subject to his Option until the Shares are delivered to him.

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8.            TRANSFERABILITY OF OPTIONS

8.1.                       An Option may not be assigned. During the lifetime of an Optionee, the Option may be exercised only by the Optionee.

9.            TERMINATION OF EMPLOYMENT

9.1.                       Upon termination of employment or other capacity with the Company for any reason except death or retirement, or failure of re-election as a director, or failure to be re-appointed an officer of the Company, an Optionee may, at any time within 30 days after the date of termination but not later than the date of expiration of the Option, exercise the Option to the extent the Optionee was entitled to do so on the date of termination. Any Option or portions of Options of terminated individuals not so exercised will terminate and will again be available for future Options under the Plan. A change of employment or capacity with the Company will not be considered a termination so long as the Optionee continues to be employed or engaged by the Company or its subsidiaries in a capacity eligible to receive Options under this Plan.

10.           DEATH

10.1.                     Notwithstanding any other provision of the Plan, if any Optionee dies holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within 60 days of grant of probate of the will, or letters of administration of the estate of the decedent, or within one year after the date of such death, whichever is the lesser time (notwithstanding the normal expiry date of the Option) exercise the Option with respect to the unexercised balance of the Shares subject to the Option.

11.           RETIREMENT

11.1.                     Notwithstanding any other provision of the Plan, if any Optionee shall retire, or terminate his employment or other capacity with the Company with the consent of the Board under circumstances equating retirement, while holding an Option which has not been fully exercised, such Optionee may exercise the Option at any time during the unexpired term of the Option.

12.           CHANGES IN SHARES

12.1.                     In the event the authorized share capital of the Company as presently constituted is consolidated into a lesser number of Shares or is subdivided into a greater number of Shares, the number of Shares for which Options are outstanding will be decreased or increased proportionately as the case may be, and the Option Price per Share will be adjusted accordingly and the Optionees will have the benefit of any stock dividend declared during the period within which the said Optionee held his Option. Should the Company amalgamate or merge with any other company or companies (the right to do so being hereby expressly reserved) whether by way of arrangement, sale of assets and undertakings or otherwise, then and in each such case the number of shares of the resulting corporation to which an Option relates will be determined as if the Option had been fully exercised prior to the effective date of the amalgamation or merger and the Option Price per Share will be correspondingly increased or decreased, as applicable.

13.           EFFECT OF A TAKE-OVER BID

13.1.                     If a bona fide offer (an “Offer”) for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning given to "control person" in the Securities Act (British Columbia), the Company will, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such Option will become vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

Information Circular	Page 4

then the Shares received upon such exercise, or in the case of Section 13.1(b) hereof, the Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the Option will be reinstated as if it had not been exercised and the terms upon which such Shares were to become vested pursuant to this Section will be reinstated. If any Shares are returned to the Company under this Section 13, the Company will immediately refund the exercise price to the Optionee for such Shares.

14.           ACCELERATION OF EXPIRY DATE

14.1.                     If an Offer is made by an offeror at any time when an Option granted under the Plan remains unexercised, in whole or in part, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Shares issuable upon the exercise of Options granted under the Plan to be vested and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan be accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

15.           EFFECT OF A CHANGE OF CONTROL

15.1.                     If a Change of Control, as hereinafter defined, occurs, all Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee.

15.2.           “Change of Control” means the acquisition by any person, or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act (British Columbia) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than 30% of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company. "Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in the Securities Act (British Columbia).

16.           EXCHANGE POLICY APPLIES

16.1.                     The Plan and the granting and exercise of any Options hereunder are also subject to such other terms and conditions as are set out from time to time in the Policies of the TSX and any securities commission having authority, and the Policies of the TSX will be deemed to be incorporated into and become a part of the Plan. In the event of an inconsistency between the provisions of the Policies of the TSX and of the Plan, the provisions of the Policies of the TSX will govern.

17.           CANCELLATION AND RE-GRANTING OF OPTIONS

17.1.                     The Committee may, with the consent of the Optionee, cancel an existing Option, and re-grant the Option at an Option Price determined in the same manner as provided in Section 6 hereof, subject to the prior approval of the TSX.

18.           AMENDMENT OR DISCONTINUANCE

18.1.                     The Board may alter, suspend or discontinue the Plan, but may not, without the approval of the shareholders of the Company, make any alteration which would (a) increase the aggregate number of Shares subject to Option under the Plan except as provided in Section 12 or (b) decrease the Option Price except as provided in Section 17. Notwithstanding the foregoing, the terms of an existing Option may not be altered, suspended or discontinued without the consent in writing of the Optionee.

19.           EXTENSION OF EXPIRY DATE OF STOCK OPTIONS EXPIRING DURING A BLACKOUT PERIOD

19.1.                     The expiry date of outstanding Options held by Optionees which may expire during a restricted trading period, imposed by the Company in accordance with applicable securities laws (a “Blackout Period”), will be extended for a period of 10 business days commencing on the first business day after the expiry date of the Blackout Period to provide such Optionees with an extension to the right to exercise such Options.

20.           INTERPRETATION

20.1.                     The Plan will be construed according to the laws of the Province of British Columbia.

Information Circular	Page 5

21.           LIABILITY

21.1.                     No member of the Committee or any director, officer, Consultant or employee of the Company will be personally liable for any act taken or omitted in good faith in connection with the Plan.

22.           REPRESENTATION BY PARTICIPANTS

22.1.                     Each option agreement shall provide that upon each exercise of an Option, the Optionee (including for the purposes of this section 22 each other person who, pursuant to sections 9, 10 and 11 hereof, may purchase Shares under an Option granted to a director, officer, Consultant or employee of the Company) shall, if so requested by the Company, represent and agree in writing that:

(a)

the person is, or the Optionee was, a director, officer, Consultant or employee of the Company or a director, officer, Consultant or employee of an associated, affiliated, controlled or subsidiary company and has not been induced to purchase the Shares by expectation of employment or continued employment;

(b)

the person is purchasing the Shares pursuant to the exercise of such Option as principal for the Optionee’s own account (or if such Optionee is deceased, for the account of the estate of such deceased Optionee);

(c)

the person will, prior to and upon any sale or disposition of any of the Shares purchased pursuant to the exercise of such Option, comply with all applicable securities laws and any other federal, provincial or state laws or regulations to the extent that such laws or regulations are applicable to such sale or disposition; and

(d)

such Optionee (or such other person) will not offer, sell or deliver any of the Shares purchased pursuant to the exercise of such Option, directly or indirectly, in the United States or to any citizen or resident of, or any corporation, partnership or other entity created or organized in or under the laws of, the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source, except in compliance with United States federal and state securities laws. The Optionee acknowledges that the Company has the right to place any restriction or legend on any securities issued pursuant to this Plan including, but in no way limited to placing a legend to the effect that the securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States unless registration or an exemption from registration is available.

(e)	The Company may employ other procedures and require further documentation from an Optionee to ensure compliance with all applicable laws.

(f)

The issue and sale of Shares pursuant to any Option granted under the Plan is conditioned on such issue and sale being made in compliance with applicable securities laws, and the Company shall have no obligation to issue or sell any Shares pursuant to the exercise of any Option unless the Board determines in its sole discretion that such issue and sale will be made in compliance with applicable securities laws.

23.           EFFECTIVE DATE

23.1.                     This Plan will supersede and replace all previous stock option plans on June 18, 2013. This Plan is subject to the approval of:

(a)	TSX; and

(b)

the shareholders of the Company, given by the affirmative vote of a majority of the votes attached to the Shares of the Company entitled to vote and represented and voted at an annual or special meeting of the holders of such Shares held, among other things, to consider and approve the Plan,

(c)	and until such approvals are obtained Options granted pursuant to the Plan shall not be exercisable.

24.           MISCELLANEOUS

24.1.                     Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required regulatory or shareholder approval.

Information Circular	Page 6

24.2.                     Nothing contained in the Plan nor in any Option granted thereunder shall be deemed to give any Optionee any interest or title in or to any Shares or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.

24.3.                     The Plan does not give any director, officer, Consultant or employee of the Company the right or obligation to become or to continue to serve as a director, officer, Consultant or employee of the Company, as the case may be, of the Company or any of its subsidiaries. The awarding of Options to any director, officer, Consultant or employee of the Company is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Shares or any other securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.

24.4.                     No fractional Shares shall be issued upon the exercise of Options and, accordingly, if a Optionee would become entitled to a fractional Share upon the exercise of an Option, such Optionee shall only have the right to purchase the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

24.5.                     The grant of an Option shall be conditional upon the director, officer, Consultant or employee of the Company to whom the Option is granted completing, signing and delivering to the Company all documents as may be required by the regulatory authorities having jurisdiction.

25.           SHAREHOLDER APPROVAL

25.1.                     The Plan, as approved by the shareholders of the Company, will terminate unless it is approved by the shareholders of the Company at the annual general meeting held every three years following the initial approval.

Schedule B to the Information Circular of
Veris Gold Corp.

ADVANCE NOTICE POLICY

VERIS GOLD CORP.
(the “Corporation”)

INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Corporation with a clear framework for nominating directors. This Policy fixes a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the Corporation that this Policy is in the best interests of the Corporation, its shareholders and other stakeholders. This policy will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATIONS OF DIRECTORS

1.

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

	a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.

by or at the direction or request of one or more shareholders pursuant to a "proposal" made in accordance with Part 5, Division 7 of the British Columbia Business Corporations Act (the “Act”), or a requisition of the shareholders made in accordance with section 167 of the Act; or

c.

by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Policy.

2.

In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Secretary of the Corporation at the principal executive offices of the Corporation.

3.	To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

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a.

in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 65 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

4.	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

a.

as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the citizenship of such person; (D) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

b.

as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation and any other information relating to such Nominating

Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

5.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

a.

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

b.

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

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7.

Notwithstanding any other provision of this Policy, notice given to the Secretary of the Corporation pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on January 28, 2013 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Corporation present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

Schedule C to the Information Circular of
Veris Gold Corp.

CORPORATE GOVERNANCE DISCLOSURE

Veris Gold Corp. (the “Company”) has adopted a Corporate Governance Policy Manual, the complete text of which is available at the Company’s web site at www.verisgold.com.

Board of Directors

(a)	Disclose the identity of directors who are independent.

The Company’s Board of Directors is currently comprised of eleven directors, of which six directors, Robert Baldock, Pierre Besuchet, Barry Goodfield, Gerald Ruth, Simon Solomonidis and Jay Schnyder have been determined by the Board to be independent as defined in NI 58-101.

(b)	Disclose the identity of directors who are not independent and describe the basis for that determination.

Shaun Heinrichs, Randy Reichert, François Marland and Graham Dickson are not independent by virtue of being executive officers of the Company as defined in National Instrument 52-110 (“NI 52-110”). Jean-Edgar de Trentinian is not independent by virtue of being a control person of the Company.

(c)

Disclose whether not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

As set out above, the Board considers that a majority of the directors are independent according to the definition of “independence” set out in NI 52-110.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction:

Robert F. Baldock:	Monument Mining Ltd.

Jean-Edgar de Trentinian:	Monument Mining Ltd.

Graham Dickson:	Monument Mining Ltd.

François Marland:	Cadan Resources Corporation

Gerald Ruth:	Eagle Hill Exploration Corporation Monument Mining Ltd.

Simon Solomonidis:	Cadan Resources Corporation

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Company’s Corporate Governance Manual provides for in-camera meetings of independent directors.

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(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

On July 23, 2012, the Company appointed its former vice chairperson, François Marland, as its Executive Chairperson. The chair’s role and responsibilities will include: (i) ensuring that the boundaries between, and the respective responsibilities of, the Board and management are understood and respected; (ii) adopting procedures to ensure efficient and effective Board operation, including the scheduling of Board meetings, meetings and meetings of Board committees; (iii) setting the agenda of the Board and presiding over Board meetings; and (iv) communicating with management so that it is aware of concerns of the Board and shareholders.

On July 23, 2012, the Company appointed Gerald Ruth, an independent director, as its Lead Director.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the Company’s most recently completed financial year.

During the fiscal year ended December 31, 2012 the Board of Directors held 19 meetings attended by directors as follows:

Name	Board of Directors	Audit Committee	Compensation Committee	Special Committee	Corporate Governance Committee	Disclosure Committee	Strategic Committee
Robert F. Baldock	15	3	–	1	–	3	–
Pierre Besuchet	15	–	–	–	–	–	–
Jean-Edgar de Trentinian	17	–	–	–	–	–	–
Graham Dickson	18	–	–	2	–	–	–
Barry Goodfield[3]	5	–	–	–	–	–	–
John Greenslade[1]	5	–	–	–	–	–	–
Shaun Heinrichs[2]	8	–	–	–	–	3	–
Francois Marland	18	–	1	–	–	–	–
Randy Reichert[3]	7	–	–	–	–	–	–
Gerald Ruth	12	4	2	2	–	4	–
Jay Schnyder	16	4	2	–	–	–	–
Simon Solomonidis	13	–	–	–	–	–	–

[1]	Resigned May 3, 2012.
[2]	Appointed May 8, 2012.
[3]	Appointed July 6, 2012.

Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board of Directors has a comprehensive “terms of reference” which is contained in Appendix B of the Company’s  Corporate Governance Manual. The entire Corporate Governance Manual is available for viewing at the Company’s website at www.verisgold.com.

Position Description

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

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The Company has a written description for the Chair. The “terms of reference” for the Chair are as set out in Appendix D of the Corporate Governance Manual.

(b)

Disclose whether or not the board and the CEO have developed a written description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities.

The “terms of reference” for the President and CEO are described in Appendix K of the Corporate Governance Manual.

Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding

	(i)	the role of the board, its committees and its directors

The Company’s comprehensive Corporate Governance Manual provides a clear description of the role of the Board, its committees and its directors.

	(ii)	the nature and operation of the Company’s business.

The continuous involvement of the Board in the strategic planning and review of the business operations for the Company provides the opportunity to orient new directors regarding the nature and operations of the Company’s business.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Corporate Governance Committee has overall responsibility for establishing continuing education programs for the Board as a whole. Certain directors have and will be taking such opportunities.

Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

	(i)	disclose how a person or company can obtain a copy of the code;

	(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company has, as contained in Appendix M of the Corporate Governance Manual, a comprehensive code of conduct and conflict of interest guidelines for Directors and Officers, including disclosure requirements.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

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(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Appendices B, C and M of the Corporate Governance Manual clearly lay out the expectations of Director conduct.

Nomination of Directors

It is the responsibility of the Corporate Governance Committee to annually review the composition of the Board of Directors and make recommendations to the Board of Directors regarding any perceived necessary changes in the composition of the Board of Directors. The process is detailed in Appendices A and L of the Company’s Corporate Governance Manual.

Compensation

Board and Board Committee compensation is determined by the Corporate Governance Committee and approved by the Board as a whole. Compensation for the executive of the Company is determined by the Compensation Committee as delegated to it by the Board.

Other Board Committees

The Board of Directors has formally appointed the following committees:

(1)             Audit Committee – which has the responsibility for reviewing the financial statements of the Corporation before such financial statements are approved by the Board of Directors and which has the general responsibility for reviewing the financial and internal controls, the accounting, audit and reporting activities of the Corporation, for reviewing annually the qualifications and objectivity of the Company's auditors, for making recommendations to the Board of Directors, in the case of any vacancy in the office of auditor as to the selection of the Company's auditors and their fees, for reviewing the scope, results and findings of the Company's auditor's audit and non-audit services, and for reviewing annually the status of significant current and potential legal matters. The Company also has a Disclosure Sub-Committee which is responsible for all of the Company’s public disclosure regarding financial information.

(2)             Compensation Committee – which provides oversight in ensuring a high quality of leadership and an employee relations strategy that provides for ongoing flexibility and productivity throughout the Company. The Committee ensures that the human resources plans and programs are designed to establish a challenging, productive and pleasant workplace for the Company’s employees, treating them with fairness, offering them competitive salaries and benefits and otherwise reflect the Company's human resources values and principles.

(3)             Corporate Governance Committee – which is responsible for matters of corporate governance generally including providing a list or nominees to the Board of Directors in respect of t h e appointment, re-appointment or replacement of Directors.

(4)             Special Committee – Until March 14, 2012, the Company’s Special Committee was responsible for reviewing the various transactions available to the Company to create a separate listed company to hold the Company’s Ketza River assets. Commencing March 14, 2012, the Company established a new Special Committee to evaluate any outside proposal and to make recommendations to the Board of Directors with respect thereto.

(5)             Disclosure Committee – which is responsible for the review and approval of all of the Company’s public disclosure.

The Company has no other committees in place at this time.

Assessments

Board and committee evaluations occur on a formal basis every two years. In years where there is no formal process, the onus for evaluations will lie with the committees to ensure their self-assessments are carried out and subsequently shared with the Corporate Governance Committee and the Board. Appendix J of the Corporate Governance Manual details the process for the Board, Chair and Committees.